UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2023

Commission File Number: 001-40212

Connect Biopharma Holdings Limited

(Translation of registrant’s name into English)

12265 El Camino Real, Suite 350

San Diego, CA 92130, USA

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Table of Contents

INFORMATION CONTAINED WITHIN THIS REPORT ON FORM 6-K	i
INDEX TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS	1
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS	24
EXHIBITS	32
SIGNATURES	33

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On September 12, 2023, Connect Biopharma Holdings Limited (the “Company”) reported the Company’s financial results for the six-month period ended June 30, 2023. This report on Form 6-K shall be deemed to be incorporated by reference into the registration statements on Form F-3 (Registration No. 333-264340) and Form S-8 (Registration Nos. 333-254524 and 333-266006) of the Company and to be a part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

Notwithstanding the foregoing, the information set forth in the attached Exhibit 99.1 shall not be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or under the Securities Exchange Act of 1934, whether made before or after the date hereof, except as expressly provided by specific reference in such a filing. The furnishing of the attached exhibits is not an admission as to the materiality of any information therein. The information contained in the exhibits may comprise summary information that is intended to be considered in the context of more complete information included in the Company’s filings with the Securities and Exchange Commission (the “SEC”) and other public announcements that the Company has made and may make, by press release or otherwise, from time to time. The Company undertakes no duty or obligation to update or revise the information contained in this report, although it may do so from time to time as its management believes is appropriate. Any such updating may be made through the filing or furnishing of other reports or documents with the SEC, through press releases, by updating its website or through other public disclosures.

i

CONNECT BIOPHARMA HOLDINGS LIMITED

INDEX TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

CONNECT BIOPHARMA HOLDINGS LIMITED

Unaudited Interim Condensed Consolidated Statements of Loss

		For Six Months Ended June 30,
	Notes	2022	2023	2023
		RMB’000	RMB’000	USD’000
				Note 2

Research and development expenses	5	(340,775)	(185,283)	(25,642)
Administrative expenses	5	(71,830)	(56,222)	(7,781)
Other income	7	1,584	10,061	1,392
Other gains - net	8	9,241	8,168	1,130

Operating loss		(401,780)	(223,276)	(30,901)

Finance income	9	1,294	11,837	1,638
Finance cost	9	(58)	(72)	(10)

Finance income - net		1,236	11,765	1,628

Net loss before income tax		(400,544)	(211,511)	(29,273)
Income tax expense	10	(737)	(449)	(62)

Net loss		(401,281)	(211,960)	(29,335)

Net loss attributable to：
Owners of the Company		(401,281)	(211,960)	(29,335)

Net loss per share
		RMB	RMB	USD
Basic and diluted	11	(7.3)	(3.9)	(0.5)

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

CONNECT BIOPHARMA HOLDINGS LIMITED

Unaudited Interim Condensed Consolidated Statements of Comprehensive Loss

		For Six Months Ended June 30,
	Notes	2022	2023	2023
		RMB’000	RMB’000	USD’000
				Note 2

Net loss		(401,281)	(211,960)	(29,335)

Other comprehensive income/(loss)

Items that may be reclassified to profit or loss
Exchange differences on translation of foreign operations		(74,273)	(84,408)	(11,681)
Changes in the fair value of debt instruments at fair value through other comprehensive income	14	(1,311)	1,533	212
Items that will not be reclassified to profit or loss
Exchange differences on translation of foreign operations		142,630	111,460	15,425

Other comprehensive income/(loss), net of tax		67,046	28,585	3,956

Total comprehensive loss		(334,235)	(183,375)	(25,379)

Total comprehensive loss attributable to:
Owners of the Company		(334,235)	(183,375)	(25,379)

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

CONNECT BIOPHARMA HOLDINGS LIMITED

Unaudited Interim Condensed Consolidated Balance Sheets

		December 31,	June 30,	June 30,
	Notes	2022	2023	2023
		RMB’000	RMB’000	USD’000
				Note 2
ASSETS
Non-current assets
Property, plant and equipment	12	34,659	32,683	4,523
Right-of-use assets	13	24,337	4,206	582
Intangible assets		499	468	65
Investments:
Financial assets at fair value through other comprehensive income	3, 14	65,744	-	-
Other non-current assets	15	1,754	5,329	737
Total non-current assets		126,993	42,686	5,907

Current assets
Cash and cash equivalents	17	550,274	589,689	81,609
Other receivable and prepayments	16	23,413	47,741	6,607
Investments:
Financial assets at fair value through other comprehensive income	3, 14	511,250	360,979	49,957
Total current assets		1,084,937	998,409	138,173
Total assets		1,211,930	1,041,095	144,080

LIABILITIES
Non-current liabilities
Lease liabilities	13	1,704	2,331	323
Deferred income		4,539	1,173	162
Total non-current liabilities		6,243	3,504	485

Current liabilities
Lease liabilities	13	1,294	1,963	272
Trade payables		83,138	83,242	11,520
Other payables and accruals	20	24,385	22,672	3,138
Total current liabilities		108,817	107,877	14,930
Total liabilities		115,060	111,381	15,415
Net assets		1,096,870	929,714	128,665

SHAREHOLDERS’ EQUITY
Share capital	18	66	66	9
Share premium	18	4,094,566	4,094,719	566,680
Treasury shares		(1,164)	(1,164)	(161)
Share-based compensation reserve		107,502	123,568	17,101
Other reserves		71,120	99,705	13,798
Accumulated losses		(3,175,220)	(3,387,180)	(468,762)
Total shareholders’ equity		1,096,870	929,714	128,665

Total liabilities and shareholders’ equity		1,211,930	1,041,095	144,080

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

CONNECT BIOPHARMA HOLDINGS LIMITED

Unaudited Interim Condensed Consolidated Statements of Changes in Shareholders’ Equity

	Notes	Share capital	Share premium	Treasury shares	Share-based compensation reserves	Other reserves	Accumulated losses	Total shareholders’ equity
		RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

Balance at December 31, 2021		66	4,094,434	(1,164)	61,904	(41,244)	(2,378,165)	1,735,831

Comprehensive loss for the six months ended June 30, 2022
Net loss for the six months ended June 30, 2022		-	-	-	-	-	(401,281)	(401,281)
Unrealized losses from investments		-	-	-	-	(1,311)	-	(1,311)
Exchange differences		-	-	-	-	68,357	-	68,357

		-	-	-	-	67,046	(401,281)	(334,235)

Transactions with owners
Shares surrendered and cancelled	22	-	-	-	-	-	-	-
Share-based compensation	19	-	-	-	27,894	-	-	27,894

		-	-	-	27,894	-	-	27,894

Balance at June 30, 2022		66	4,094,434	(1,164)	89,798	25,802	(2,779,446)	1,429,490

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

CONNECT BIOPHARMA HOLDINGS LIMITED

Unaudited Interim Condensed Consolidated Statements of Changes in Shareholders’ Equity

	Notes	Share capital	Share premium	Treasury shares	Share-based compensation reserves	Other reserves	Accumulated losses	Total shareholders’ equity
		RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

Balance at December 31, 2022		66	4,094,566	(1,164)	107,502	71,120	(3,175,220)	1,096,870

Comprehensive loss for the six months ended June 30, 2023
Net loss for the six months ended June 30, 2023		-	-	-	-	-	(211,960)	(211,960)
Unrealized gains from investments		-	-	-	-	1,533	-	1,533
Exchange differences		-	-	-	-	27,052	-	27,052

		-	-	-	-	28,585	(211,960)	(183,375)

Transactions with owners
Issuance of ordinary shares	18	-	153	-	-	-	-	153
Share-based compensation	19	-	-	-	16,066	-	-	16,066

		-	153	-	16,066	-	-	16,219

Balance at June 30, 2023		66	4,094,719	(1,164)	123,568	99,705	(3,387,180)	929,714

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

CONNECT BIOPHARMA HOLDINGS LIMITED

Unaudited Interim Condensed Consolidated Statements of Cash Flows

		For the Six Months Ended June 30,
	Notes	2022	2023	2023
		RMB’000	RMB’000	USD’000
				Note 2

Cash flows from operating activities
Cash used in operations		(342,663)	(223,697)	(30,958)
Interest received		206	8,231	1,139

Net cash used in operating activities	21	(342,457)	(215,466)	(29,819)

Cash flows from investing activities
Purchase of property, plant and equipment		(11,283)	(1,980)	(274)
Purchase of financial assets at fair value through profit or loss	3	(41,000)	-	-
Purchase of financial assets at fair value through other comprehensive income	3	(481,029)	(214,596)	(29,699)
Proceeds from disposal of financial assets at fair value through profit or loss		41,981	-	-
Proceeds from maturity of financial assets at fair value through other comprehensive income	3	-	453,967	62,826

Net cash (used in) / generated from investing activities		(491,331)	237,391	32,853

Cash flows from financing activities
Proceeds from exercise of options		758	-	-
Proceeds from issuance of ordinary shares	18	-	153	21
Payment for lease liabilities	13	(530)	(1,056)	(146)

Net cash generated from / (used in) financing activities		228	(903)	(125)

Net (decrease) / increase in cash and cash equivalents		(833,560)	21,022	2,909
Cash and cash equivalents at the beginning of the six months ended		1,706,880	550,274	76,154
Effects of exchange rate changes on cash and cash equivalents		75,445	18,393	2,546

Cash and cash equivalents at end of the six months ended		948,765	589,689	81,609

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

CONNECT BIOPHARMA HOLDINGS LIMITED

Notes to Unaudited Interim Condensed Consolidated Financial Statements

1.
General Information and Basis of Presentation

1.1 General Information

Connect Biopharma Holdings Limited (the “Company”) was incorporated in November 2015 in the Cayman Islands as an exempted company with limited liability. The address of the Company’s registered office is P.O. Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands. The Company completed its initial public offering (“IPO”) on March 23, 2021 and the Company’s American Depositary Shares (“ADSs”) have been listed on the Nasdaq Global Market (“Nasdaq”) since then. Each ADS of the Company represents one ordinary share, par value USD 0.000174 per share.

The Company and its subsidiaries (collectively, the “Group”) is a clinical-stage company focused on the discovery and development of next-generation immune modulators for the treatment of serious autoimmune diseases and inflammation. The Group has leveraged its expertise in the biology of T cell modulation to build a portfolio of drug candidates consisting of small molecules and antibodies targeting critical pathways of inflammation. The Group currently carries out both global and region-specific clinical trials on its product candidates.

Connect Biopharma HongKong Limited (“Connect HK”) is a direct wholly owned subsidiary of the Company and the Group carries out its business through Connect HK’s wholly owned subsidiaries: Suzhou Connect Biopharma Co., Ltd. (“Connect SZ”), Connect Biopharm LLC (“Connect US”) and Connect Biopharma Australia PTY LTD (“Connect AU”).

1.2 Basis of Presentation

The unaudited interim condensed consolidated financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34 Interim Financial Reporting issued by the International Accounting Standards Board (“IASB”). Accordingly, they do not include all of the information and footnotes required by IFRS for complete financial statements. Certain information and note disclosures normally included in the annual financial statements prepared in accordance with IFRS have been condensed or omitted.

The unaudited interim condensed consolidated financial statements include adjustments of a normal recurring nature, as necessary, for the fair statement of the Company’s financial position as of June 30, 2023, and results of operations and cash flows for the six months ended June 30, 2022 and 2023. The consolidated balance sheet as of December 31, 2022 has been derived from the audited financial statements at that date but does not include all the information and footnotes required by IFRS. The unaudited interim condensed consolidated financial statements and related disclosures have been prepared with the presumption that users of the unaudited interim condensed consolidated financial statements have read or have access to the audited consolidated financial statements for the preceding fiscal years. Accordingly, these financial statements should be read in conjunction with audited consolidated financial statements and related footnotes for the years ended December 31, 2021, and 2022 included in the Company’s Annual Report on Form 20-F for the year ended December 31, 2022. The accounting policies, other than the adoption of new or amended standards as described in Note 2, applied are consistent with those of the audited consolidated financial statements for the preceding fiscal year. Results for the six months ended June 30, 2023 are not necessarily indicative of the results expected for the full fiscal year or for any future period.

CONNECT BIOPHARMA HOLDINGS LIMITED

Notes to Unaudited Interim Condensed Consolidated Financial Statements

1.
General Information and Basis of Presentation (continued)

Liquidity

Since inception, the Group has incurred accumulated losses of RMB 3.4 billion (USD 468.8 million). For the six months ended June 30, 2023, the Group had net operating loss of RMB 223.3 million (USD 30.9 million) and net operating cash outflow of RMB 215.5 million (USD 29.8 million). The principal sources of funding have historically been cash contributions from equity holders. The cumulative contributions up through June 30, 2023 have been approximately RMB 2,835 million, which included approximately RMB 1,431.8 million (USD 219.9 million based on the exchange rate as of the date of the IPO) of proceeds from issuance of ordinary shares in connection with the IPO. As of June 30, 2023, the Group had net assets of RMB 929.7 million (USD 128.7 million), including cash, cash equivalents, and short-term investments of RMB 950.7 million (USD 131.6 million). Taking this into consideration, the Group believes it will have sufficient available financial resources to meet its obligations and working capital requirements for at least the next twelve months from the date of issuance of these interim condensed consolidated financial statements. Accordingly, the Group considers that it is appropriate to prepare the consolidated financial information on a going concern basis.

2.
Summary of Accounting Policies

The accounting policies and method of computation used in the preparation of the interim condensed consolidated financial statements are consistent with those used in the preparation of the audited consolidated financial statements for the preceding fiscal years included in the Company’s Annual Report on Form 20-F for the year ended December 31, 2022.

Convenience Translation

Translations of the unaudited interim condensed consolidated balance sheet, the unaudited interim condensed consolidated statement of loss, unaudited interim condensed consolidated statement of comprehensive loss and unaudited interim condensed consolidated statement of cash flows from RMB into USD as of and for the six months ended June 30, 2023 are solely for the convenience of the readers and calculated at the rate of USD 1.00 = RMB 7.2258, representing the exchange rate as of June 30, 2023 set forth in the China Foreign Exchange Trade System. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into USD at that rate, or at any other rate as of that or any other date.

New and amended standards and interpretations adopted by the Group

Effective for annual periods beginning on or after
Amendments to IAS 1, IAS 8, IFRS 9 and IFRS 17*	General Improvements	January 1, 2023
Amendments to IAS 12†	International Tax Reform - Pillar Two Model Rules	January 1, 2023

* There was no significant impact to the consolidated financial statements from adoption.

† The Group has adopted the amendments and applied the temporary exception to recognizing and disclosing information about deferred income tax assets and liabilities arising from tax law enacted or substantively enacted to implement the Pillar Two Model Rules published by the Organization for Economic Co-operation and Development. The Group will continue to evaluate the impact of these amendments, and reflect the new disclosures in the consolidated financial statements as at and for the year ending December 31, 2023.

CONNECT BIOPHARMA HOLDINGS LIMITED

Notes to Unaudited Interim Condensed Consolidated Financial Statements

2.
Summary of Accounting Policies (continued)

New and amended standards and interpretations not yet adopted by the Group

Effective for annual periods beginning on or after
Amendments to IAS 1*	Minimum structure guidelines content in financial statements.	January 1, 2024
Amendments to IFRS 16*	Lease liability in a sale and leaseback transaction.	January 1, 2024
Amendments to IAS 7 and IFRS 7*	Disclosures on supplier finance arrangements and their effects in the financial statements.	January 1, 2024
Amendments to IAS 28 and IFRS 10*	Sale or contribution of assets between an investor and its associate or joint venture.	To be determined

* The Company does not expect the adoption of these standards to have a material impact on the consolidated financial statements.

3.
Fair Value Estimation

The table below summarizes the Group’s financial instruments carried at fair value as of December 31, 2022 and June 30, 2023 by level of the inputs to valuation techniques used to measure fair value. Such inputs are categorized into three levels within a fair value hierarchy as follows:

(i)	Quoted prices (unadjusted) in active markets for identical assets or liabilities (Level 1).
(ii)	Inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices) (Level 2).
(iii)	Inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs) (Level 3).

As of December 31, 2022	Level 1	Level 2	Level 3	Total
	RMB’000	RMB’000	RMB’000	RMB’000
Assets
Cash equivalents	127,926	-	-	127,926
Financial assets at fair value through other comprehensive income (current)	271,499	239,751	-	511,250
Financial assets at fair value through other comprehensive income (non-current)	11,739	54,005	-	65,744
Total	411,164	293,756	-	704,920

As of June 30, 2023	Level 1	Level 2	Level 3	Total
	RMB’000	RMB’000	RMB’000	RMB’000
Assets
Cash equivalents	386,378	-	-	386,378
Financial assets at fair value through other comprehensive income (current)	157,606	203,373	-	360,979
Total	543,984	203,373	-	747,357

There were no transfers between Levels 1, 2 and 3 during the periods.

CONNECT BIOPHARMA HOLDINGS LIMITED

Notes to Unaudited Interim Condensed Consolidated Financial Statements

3.
Fair Value Estimation (continued)

Financial instruments in Level 1

The fair value of financial instruments identified as Level 1 are supported by quoted prices in active markets for identical assets or liabilities that can be accessed at the measurement date.

Financial instruments in Level 2

The fair value of financial instruments identified as Level 2 is determined by the use of valuation techniques that maximize the use of observable market data and rely as little as possible on entity-specific measures. For these financial instruments, all significant inputs required as inputs to fair value are observable.

Financial instruments in Level 3

If one or more of the significant inputs are not based on observable market data, the instrument is included in Level 3. Level 3 instruments within the Group’s assets and liabilities include short-term investment in wealth management products measured at fair value through profit or loss.

Specific valuation techniques used to value financial instruments include:

•
Quoted market prices or dealer quotes for similar instruments;
•
Comparison of accreted purchase price at trade date to face value at maturity and comparison to prices of subsequent similar transactions; and
•
A combination of observable and unobservable inputs, including expected rate of return, risk-free rate, expected volatility, discount rate for lack of marketability (“DLOM”), bond terms and conditions, current performance data, etc.

Financial assets at fair value through other comprehensive income ("FVOCI") are reflected as Level 1 and 2 instruments, as short-term and long-term investments. The following table presents the changes in Level 1 and 2 instruments of short-term and long-term investments for the six months ended June 30, 2022 and 2023.

	Six Months Ended June 30,
	2022	2023
	RMB’000	RMB’000
Financial assets at fair value through other comprehensive income
Opening balance	-	576,994
Additions	481,029	214,596
Settlements (including coupon interest received)	(452)	(453,967)
Accrued interest	561	1,758
Discount Accreted	527	7,240
Change in fair value debited to other comprehensive (loss) / income*	(1,311)	1,533
Exchange difference	-	12,825
Closing balance	480,354	360,979

*includes unrealized gains / (losses) recognized in other comprehensive income attributable to balances held at the end of the reporting period

CONNECT BIOPHARMA HOLDINGS LIMITED

Notes to Unaudited Interim Condensed Consolidated Financial Statements

3.
Fair Value Estimation (continued)

The following table presents the changes in Level 3 instruments of short-term investment in wealth management products for the six months ended June 30, 2022. As of June 30, 2023, the Group did not have any Level 3 investments.

Six Months Ended June 30,
2022
RMB’000
Financial assets at fair value through profit or loss
Opening balance	-
Additions	41,000
Settlements	(41,140)
Fair value gains recognized in profit or loss	140
Closing balance	-

Investments in money market funds are reflected as Level 1 instruments and as cash equivalents. The following table presents the changes in Level 1 instruments of money market funds included in cash equivalents for the six months ended June 30, 2022 and 2023.

	Six Months Ended June 30,
	2022	2023
	RMB’000	RMB’000
Financial assets at fair value through profit or loss
Opening balance	-	127,926
Additions	643,255	453,967
Settlements (including coupon interest received, net of fees)	(474,870)	(215,220)
Interest income credited to profit or loss	386	5,444
Exchange difference	22,181	14,261
Closing balance	190,952	386,378

The carrying amounts of the Group’s other financial assets and liabilities, including cash at banks, other receivables, trade payable and other payables, approximate their fair values.

4.
Critical Accounting Estimates and Judgments

The preparation of the interim condensed consolidated financial statements requires the use of accounting estimates which, by definition, may not equal the actual results. Management also needs to exercise judgment in applying the Group’s accounting policies. Estimates and judgments are continually evaluated. They are based on historical experience and other factors, including expectations of future events that may have a financial impact on the Group and that are believed to be reasonable under the circumstances.

In preparing the interim condensed consolidated financial statements, the nature of significant judgments made by management in applying accounting policies and the key sources of estimation uncertainty were consistent with those described in the audited consolidated financial statements for the preceding fiscal years included in the Company’s Annual Report on Form 20-F for the year ended December 31, 2022.

CONNECT BIOPHARMA HOLDINGS LIMITED

Notes to Unaudited Interim Condensed Consolidated Financial Statements

5.
Expenses by Nature

	Six Months Ended June 30,
	2022	2023
	RMB’000	RMB’000
Clinical trials related expenses	282,740	138,765
Employee benefit expenses (Note 6)	79,850	63,215
Professional service fees	25,267	22,428
Insurance	8,698	6,577
Depreciation and amortization	3,258	3,508
R&D materials and consumable supplies	4,739	2,081
Office expenses	4,590	2,776
Others	3,463	2,155
	412,605	241,505

6.
Employee Benefit Expenses

	Six Months Ended June 30,
	2022	2023
	RMB’000	RMB’000
Wages, salaries and bonuses	44,678	39,735
Share-based compensation expenses (Note 19)	27,894	16,066
Welfare expenses	6,388	6,725
Housing funds	890	689
	79,850	63,215

Employee benefit expenses were charged in the following line items in the interim condensed consolidated statements of loss:

	Six Months Ended June 30,
	2022	2023
	RMB’000	RMB’000
Research and development expenses	45,492	34,321
Administrative expenses	34,358	28,894
	79,850	63,215

7.
Other Income

	Six Months Ended June 30,
	2022	2023
	RMB’000	RMB’000
Government grants and tax incentives (i)	1,584	10,061
	1,584	10,061

(i)
Government grants are cash incentives received related to specific operating expenses incurred. During the six months ended June 30, 2023, the Group received government subsidies from a Chinese local government totaling RMB 3.7 million (USD 0.5 million) and a research and development tax incentive from the Australia government totaling RMB 6.3 million (USD 0.9 million). During the six months ended June 30, 2022, the Group received a government subsidy from a Chinese local government for research and development spending totaling RMB 1.3 million.

CONNECT BIOPHARMA HOLDINGS LIMITED

Notes to Unaudited Interim Condensed Consolidated Financial Statements

8.
Other Gains – Net

	Six Months Ended June 30,
	2022	2023
	RMB’000	RMB’000
Net foreign exchange gains	7,762	3,431
Investment income from investments at fair value through profit and loss	386	5,444
Investment income from wealth management products	140	-
Other gain / (loss) (i)	953	(707)
	9,241	8,168

(i)
During the six months ended June 30, 2023, related to the Company’s termination of its construction project in the People's Republic of China (the "PRC") and the related repurchase of the land use rights by the Jiangsu Taicang High-tech Industrial Development Zone Administrative Commission ("Jiangsu Taicang HIDC"), the Group incurred a loss on disposal of land use rights of RMB 0.3 million (USD 0.04 million) (Notes 13 and 16). During the six months ended June 30 2022, the Company received an insurance recovery of RMB 1.0 million.

9.
Finance Income - Net

	Six Months Ended June 30,
	2022	2023
	RMB’000	RMB’000
Finance income
Interest from bank deposits and term deposits	206	2,839
Investment income from investments at fair value through other comprehensive income	1,088	8,998
	1,294	11,837
Finance cost
Interest for lease liabilities	(58)	(72)
	(58)	(72)
	1,236	11,765

10.
Income Tax

Income tax expense is recognized based on the income tax rates in the following main tax jurisdictions where the Group operated for the six months ended June 30, 2022 and 2023. The Company is incorporated in the Cayman Islands with subsidiaries in the United States, the PRC, Australia and Hong Kong and is exempt from income tax in the Cayman Islands.

For the six months ended June 30, 2023, the Group’s income tax expense of RMB 0.4 million (USD 0.06 million) is due primarily to income tax expense for Connect US. Connect US is treated for income tax purposes as a service provider for Connect HK and earns service fee income on a cost-plus basis.

As of June 30, 2023, the Group did not have any significant unrecognized uncertain tax positions.

CONNECT BIOPHARMA HOLDINGS LIMITED

Notes to Unaudited Interim Condensed Consolidated Financial Statements

11.
Net Loss Per Share

Basic net loss per share is calculated by dividing the loss attributable to owners of the Company by the weighted average number of ordinary shares outstanding. Basic and diluted net losses per share are presented as follows:

	Six Months Ended June 30,
	2022	2023
Net loss attributable to owners of the Company (RMB’000)	(401,281)	(211,960)
Weighted average number of ordinary shares outstanding	55,064,947	55,051,351
Basic and diluted net loss per share (RMB)	(7.3)	(3.9)

Share options are considered as potential dilutive shares throughout the reporting periods. However, since the Group had incurred losses for the six months ended June 30, 2022 and 2023, the potential dilutive shares of 174,481 and 149,376, respectively, if converted, were excluded in the computation of diluted net loss per share as their impact would be anti-dilutive. Thus, diluted net loss per share is equivalent to the basic net loss per share.

12.
Property, Plant and Equipment

	Laboratory equipment	Leasehold improvements	Office equipment, furniture and others	Total
	RMB’000	RMB’000	RMB’000	RMB’000
As of December 31, 2022
Cost	38,348	5,157	1,830	45,335
Accumulated depreciation	(6,917)	(2,639)	(1,120)	(10,676)
Net book value	31,431	2,518	710	34,659

Six months ended June 30, 2023
Opening net book value	31,431	2,518	710	34,659
Exchange difference	-	9	27	36
Additions	520	1	-	521
Transfers	-	-	-	-
Depreciation	(1,741)	(492)	(299)	(2,532)
Disposal	-	-	(1)	(1)
Closing net book value	30,210	2,036	437	32,683

As of June 30, 2023
Cost	38,868	5,167	1,856	45,891
Accumulated depreciation	(8,658)	(3,131)	(1,419)	(13,208)
Net book value	30,210	2,036	437	32,683

CONNECT BIOPHARMA HOLDINGS LIMITED

Notes to Unaudited Interim Condensed Consolidated Financial Statements

13.
Right-of-Use Assets and Leases

Amounts recognized in the condensed consolidated balance sheets are as follows:

(i)
Right-of-use assets

	Land use rights	Office rental	Total
	RMB’000	RMB’000	RMB’000
Opening net book amount-as of January 1, 2023	21,542	2,795	24,337
Additions	-	2,127	2,127
Depreciation	(149)	(796)	(945)
Government repurchase (i)	(21,393)	-	(21,393)
Exchange difference	-	80	80
Closing net book amount-as of June 30, 2023	-	4,206	4,206

As of June 30, 2023
Cost	-	8,316	8,316
Accumulated depreciation	-	(4,110)	(4,110)
Net book value	-	4,206	4,206

(i)
In April 2023, the Jiangsu Taicang HIDC, and Connect SZ entered into an agreement for the Jiangsu Taicang HIDC to repurchase from Connect SZ the land use rights at the original purchase price of RMB 21.1 million (USD 2.9 million) (Note 16) and to terminate the Contract for Granting the Right to Use State-owned Construction Land and amend the relevant provisions of the Investment Agreement, both were previously entered into with the relevant government authorities in the PRC. In April 2023, the procedures related to the cancellation registration of the land use rights were completed. The Group reclassified the land use rights under right-of-use assets to other receivables and prepayments with the carrying amount of RMB 21.4 million (USD 2.9 million) and recorded the other loss of RMB 0.3 million (USD 0.04 million) (Note 8) in the six months ended June 30, 2023. In early September 2023, the Group received RMB 21.1 million (USD 2.9 million) from the Jiangsu Taicang HIDC.

(ii)
Lease liabilities

During the six months ended June 30, 2022, the Group commenced an office lease in San Diego, U.S. for facilities being used as the Group’s executive headquarters and office for U.S. based employees. During the six months ended June 30, 2023, the Group renewed an office lease in Taicang, Suzhou, PRC for facilities being used for the Group’s China -based employees.

Amounts recognized as liabilities in the interim condensed consolidated balance sheets were as follows:

	December 31,	June 30,
	2022	2023
	RMB’000	RMB’000
Non-current	1,704	2,331
Current	1,294	1,963
	2,998	4,294

CONNECT BIOPHARMA HOLDINGS LIMITED

Notes to Unaudited Interim Condensed Consolidated Financial Statements

13.
Right-of-Use Assets and Leases (continued)

Amounts recognized in the interim condensed consolidated statements of loss in addition to office rental depreciation were as follows:

	Six Months Ended June 30,
	2022	2023
	RMB’000	RMB’000
Interest expense	58	72

The total cash outflow for leases for the six months ended June 30, 2022 and 2023 was RMB 0.5 million and RMB 1.1 million (USD 0.15 million), respectively.

14.
Financial Assets at Fair Value Through Comprehensive Income

Financial assets at FVOCI comprise of debt securities where the contractual cash flows are solely principal and interest and the objective of the Group’s business model is achieved by collecting contractual cash flows and selling financial assets. Debt investments at FVOCI were comprised of investments in U.S. treasury bills, listed and unlisted bonds, and unlisted debt securities.

Unlisted debt securities comprise of investments in commercial paper of financial institutions. On disposal of debt investments, any related balance within the FVOCI reserve is reclassified to other gains/(losses) within profit or loss. There were no disposals of debt investments during the six months ended June 30, 2023.

	December 31,	June 30,
	2022	2023
	RMB’000	RMB’000
Non-current assets
U.S. Treasury bills	11,739	-
Listed bonds	54,005	-
	65,744	-
Current assets
U.S. Treasury bills	271,499	157,606
U.S. Government agency bond	8,365	36,724
Listed bonds	52,730	26,935
Unlisted debt securities	178,656	139,714
	511,250	360,979

The following amounts for debt investments at FVOCI were recognized in profit or loss and other comprehensive income, respectively:

	June 30,	June 30,
	2022	2023
	RMB’000	RMB’000
Interest income recognized in profit and loss related to debt investments	1,088	8,998
(Losses)/gains recognized in other comprehensive income related to debt investments	(1,311)	1,533

Information about the methods and assumptions used in determining fair value is provided in Note 3. Impairment on debt investments at FVOCI is measured based on expected losses and changes in credit risk and recognized into profit and loss when determined. As of June 30, 2023, no impairment has been recognized on debt investments at FVOCI. All financial assets at FVOCI are denominated in USD.

CONNECT BIOPHARMA HOLDINGS LIMITED

Notes to Unaudited Interim Condensed Consolidated Financial Statements

15.
Other Non-Current Assets

	December 31,	June 30,
	2022	2023
	RMB’000	RMB’000
Deductible value-added tax	1,109	5,110
Prepayments for purchase of non-current assets	408	26
Others	237	193
	1,754	5,329

16.
Other Receivables and Prepayments

	December 31,	June 30,
	2022	2023
	RMB’000	RMB’000
Prepayment for contract research organization ("CRO") services	18,871	16,561
Prepaid expenses (i)	2,571	8,307
Deposits (ii)	356	365
Others (iii)	1,615	22,508
	23,413	47,741

(i)
In March 2023, the Group made payments to purchase annual director and officer liability insurance. Such expenses are amortized over 1 year.
(ii)
Deposits held by CRO suppliers are refundable upon the completion of related services.
(iii)
In April 2023, the Jiangsu Taicang HIDC, and Connect SZ entered into an agreement for the Jiangsu Taicang HIDC to repurchase from Connect SZ the land use rights at the original purchase price of RMB 21.1 million (USD 2.9 million) and to terminate the Contract for Granting the Right to Use State-owned Construction Land and amend the relevant provisions of the Investment Agreement, both were previously entered into with the relevant government authorities in the PRC. In April 2023, the procedures related to the cancellation registration of the land use rights were completed. The Group reclassified the land use rights under right-of-use assets to other receivables and prepayments with the carrying amount of RMB 21.4 million (USD 2.9 million) (Note 13) and recorded the other loss of RMB 0.3 million (USD 0.04 million) (Note 8) in the six months ended June 30, 2023. In early September 2023, the Group received RMB 21.1 million (USD 2.9 million) from the Jiangsu Taicang HIDC.

CONNECT BIOPHARMA HOLDINGS LIMITED

Notes to Unaudited Interim Condensed Consolidated Financial Statements

17.
Cash and Cash Equivalents

	December 31,	June 30,
	2022	2023
	RMB’000	RMB’000
Cash at bank
- USD deposits	353,379	149,550
- RMB deposits	63,856	44,197
- Australian Dollar deposits	5,113	9,564
Cash equivalents (Note 3)	127,926	386,378
	550,274	589,689

Cash at banks located in the PRC earns interest at floating rates based on daily bank deposit rates, while deposits in banks outside the PRC earned interest income of nil and RMB 0.6 million (USD 0.1 million) for the six months ended June 30, 2022 and 2023, respectively.

Cash at banks denominated in RMB are deposited with banks in the PRC. The conversion of these RMB-denominated balances into foreign currencies and the remittance of funds out of the PRC are subject to the rules and regulations of foreign exchange control promulgated by the PRC government. As of June 30, 2023, USD 8.7 million of deposits and AU$ 2.0 million of deposits were held in the banks outside the PRC.

Cash equivalents are denominated in USD and are comprised of short-term, highly liquid investments with original maturities of 90 days or less, such as money market funds, that are readily convertible to known amounts of cash and are subject to an insignificant risk of changes in value.

18.
Share Capital

The authorized share capital of the Company as of June 30, 2023 is USD 76,560. As of both December 31, 2022 and June 30, 2023, there were 2,407,091 treasury shares of the Company. The number of the Company’s ordinary shares outstanding, net of treasury shares, as of December 31, 2022 and June 30, 2023 was 55,041,247 and 55,071,559, respectively. In May 2023, 30,312 shares were issued under the 2021 Employee Share Purchase Plan ("2021 ESPP"). The movement in the number of ordinary shares outstanding is as follows:

	Number of ordinary shares	Share capital	Share premium	Total
		RMB’000	RMB’000	RMB’000
As of January 1, 2023	57,448,338	66	4,094,566	4,094,632
Shares issued	30,312	-	153	153
Net book value	57,478,650	66	4,094,719	4,094,785

CONNECT BIOPHARMA HOLDINGS LIMITED

Notes to Unaudited Interim Condensed Consolidated Financial Statements

19.
Share-based Compensation

2019 Stock Incentive Plan

The Group adopted the 2019 Stock Incentive Plan (“2019 Plan”) and obtained Board’s approval on November 1, 2019, under which the Group may grant various awards such as options, restricted shares or restricted share units to employees, directors, and consultants for services rendered.

2021 Stock Incentive Plan

The Group adopted the 2021 Stock Incentive Plan (“2021 Plan”) effective on the day of effectiveness of the Company’s IPO. Awards granted under the 2021 Plan may be either stock options, stock appreciation rights (“SARs”), restricted stock units (“RSUs”), restricted stock awards (“RSA”) or dividend equivalent right (“DER”).

Through December 31, 2022, the Company granted a total of 4,492,547 options under the 2021 Plan. During the six months ended June 30, 2023, the Company granted an additional 1,682,787 options from the 2021 Plan. As of June 30, 2023, the Group has 5,276,549 ordinary shares under the 2021 Plan for future stock option grants.

2021 Employee Share Purchase Plan

The Group adopted the 2021 ESPP and began implementation in May 2022. A total of 600,000 ordinary shares were initially reserved for issuance under the 2021 ESPP.

The first offering was made under the 2021 ESPP starting May 1, 2022 for the Section 423 component of the plan with the following key provisions: each offering period covers a 24-month period with each offering period providing four purchase periods, with implementation of consecutive overlapping offering periods, limitation on the number of shares, reset and look-back provisions, and other restrictions. As of June 30, 2023, 55,780 total shares have been issued under the 2021 ESPP.

Additional Shares Subject to 2021 Plan and 2021 ESPP

During 2023, an additional 1,376,000 shares and nil shares were made available in accordance with the evergreen provisions of the Company’s 2021 Plan and 2021 ESPP, respectively.

The activities of the options outstanding for the six months ended June 30, 2023 were as follows:

	Number of Options	Weighted Average Exercise Price Per Share Option
Options outstanding as of December 31, 2022	5,103,627
Granted during the six months ended June 30, 2023	1,682,787	USD 1.25
Forfeited during the six months ended June 30, 2023 (i)	(240,602)	USD 5.73
Options outstanding as of June 30, 2023	6,545,812
Options exercisable as of June 30, 2023	2,585,995

The weighted average remaining contractual life of options outstanding as of December 31, 2022 and June 30, 2023 were 8.7 and 8.6 years, respectively.

(i)
The options were forfeited when the employment terminated.

CONNECT BIOPHARMA HOLDINGS LIMITED

Notes to Unaudited Interim Condensed Consolidated Financial Statements

19.
Share-based Compensation (continued)

Fair value of options granted and ESPP compensation

Based on the fair value of underlying ordinary shares, using public market pricing, the Group used the Binomial option-pricing model to determine the fair value of options as of the grant date. Separately, the Group used the Black-Scholes option-pricing model to determine the fair value of ESPP compensation expense calculation as of the grant date. The amounts withheld from employees’ paychecks totaled RMB 0.1 million (USD 0.02 million), which is recorded in Other payables and accruals within Current liabilities. Key assumptions for the options granted for the periods and ESPP compensation are set forth below:

	Stock Incentive Plan		ESPP
	June 30,	June 30,	June 30,	June 30,
	2022	2023	2022	2023
	RMB’000	RMB’000	RMB’000	RMB’000
Weighted average exercise price during the period	USD 3.57	USD 1.25	(i)	(i)
Grant date share price	USD 0.75~USD 4.91	USD 0.99~USD 1.29	USD 1.86	USD 1.05
Risk-free interest rate	1.9%~3.1%	3.6%~4.2%	1.5%~2.7%	4.14%~5.14%
Expected volatility	61.4%~61.8%	59.6%~60.0%	51.1%~55.4%	46.96%~60.20%
Expected life	10 years	10 years	0.5~2.0 years	0.5~2.0 years
Expected early exercise multiple	2.2~2.8	2.2-2.8	N/A	N/A
Dividend yield	Nil	Nil	Nil	Nil
Forfeiture rate	*3.0%-9.6%	*8.5%-12.3%	3.0%	3.0%
Weighted average fair value of options granted during the period	USD 2.06	USD 0.72	USD 0.71	USD 0.40

*Forfeiture rates for executives and directors, and all other employees in six months ended June 30, 2022, were 3.0% and 9.6%, respectively. Forfeiture rates for executives and directors, and all other employees in the six months ended June 30, 2023, were 8.5%~12.3% and 11.7%, respectively.

(i)
No shares were issued under the ESPP for the six months ended June 30, 2022. Discounted ESPP price for issued shares during the six months ended June 30, 2023 was USD 0.73.

The Company adopted the average volatility of comparable companies as a proxy of the expected volatility of the underlying shares. The volatility of each comparable company was based on the historical daily stock prices for a period with length commensurate to the remaining maturity life of the share options and ESPP shares, respectively.

Share-based compensation expenses included in the interim condensed consolidated statements of loss for the six months ended June 30, 2022 and 2023 were as follows:

	Six Months Ended June 30,
	2022	2023
	RMB’000	RMB’000
Research and development expenses (Note 6)	12,778	7,639
Administrative expenses (Note 6)	15,116	8,427
	27,894	16,066

CONNECT BIOPHARMA HOLDINGS LIMITED

Notes to Unaudited Interim Condensed Consolidated Financial Statements

20.
Other Payables and Accruals

	December 31,	June 30,
	2022	2023
	RMB’000	RMB’000
Construction payables	1,424	327
Accrued professional service fee	5,696	4,909
Payroll and welfare payables	14,959	9,395
Others (i)	2,306	8,041
	24,385	22,672

(i)
During the six months ended June 30, 2023, in relations to the Company's termination of its construction project in the PRC, the Company reclassified a RMB 5.0 million (USD 0.7 million) previously received government subsidy from Deferred income into Other payables and accruals.

21.
Cash flow information

Cash used in operations

		Six Months Ended June 30,
	Notes	2022	2023
		RMB’000	RMB’000

Net loss before income tax		(400,544)	(211,511)
Adjustments for:
Interest for lease liabilities	9	58	72
Investment income from investments in wealth management products	8	(140)	-
Interest income from investments at fair value through other comprehensive income	9	(1,088)	(8,998)
Interest income from investments at fair value through profit and loss	8	(386)	-
Amortization of intangible assets		31	31
Depreciation of property, plant and equipment	12	2,309	2,532
Depreciation of rights-of-use assets	13	918	945
Share-based compensation expenses	19	27,894	16,066
Net foreign exchange differences	8	(7,762)	(3,431)
Loss on disposal of land use rights and other	8	-	723
Loss on disposal of property, plant and equipment		4	1
Changes in working capital
Other receivables and prepayments		(1,541)	(3,198)
Other non-current assets		13,200	(3,575)
Other payables and accruals		2,807	(1,861)
Deferred income		-	(3,366)
Trade payables		21,783	104
Net cash used in operations		(342,457)	(215,466)

CONNECT BIOPHARMA HOLDINGS LIMITED

Notes to Unaudited Interim Condensed Consolidated Financial Statements

21.
Cash flow information (continued)

Supplemental Cash Flow Information:

	Six Months Ended June 30,
	2022	2023
	RMB’000	RMB’000
Interest received	206	8,231

22.
Commitments

As of June 30, 2023, the Group had no capital commitments.

23.
Related party transactions

Parties are considered to be related if one party has the ability, directly or indirectly, to control or exercise significant influence over the other party. Parties are also considered to be related if they are subject to common control. Members of key management of the Group and their close family members are also considered as related parties.

The following is a summary of significant transactions with members of key management during the six months ended June 30, 2022 and 2023. There were no balances with members of key management as of June 30, 2022 and 2023.

On May 27, 2022, a member of key management surrendered 60,540 shares to the Company for no consideration. The surrendered shares were cancelled. In relation to the share surrender, the Company did not enter into any agreement or commitment for future consideration or compensation.

Key management personnel compensation:

	Six Months Ended June 30,
	2022	2023
	RMB’000	RMB’000
Wages, salaries and bonuses	11,287	10,671
Share-based compensation expenses (i)	861	7,345
Contributions to defined contribution plan	118	190
Welfare, housing funds and other	117	116

(i)
For the six months ended June 30, 2022, the share-based compensation expenses included a credit of RMB 4.4 million from forfeitures of unvested stock options from the departure of a member of key management.

24.
Events After the Reporting Period

Grant of stock options under 2021 stock incentive plan

During the period from July 1, 2023 to September 12, 2023, 94,000 options were granted to newly hired employees and consultants at an weighted-average exercise price of USD 0.87 per share.

Management’s Discussion and Analysis of Financial Conditions and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our unaudited condensed consolidated interim financial statements, including the notes thereto, included in this Form 6-K and our Audited Consolidated Financial Statements for the years ended December 31, 2021 and 2022 contained in our Annual Report on Form 20-F for the year ended December 31, 2022. The following discussion is based on our financial information prepared in accordance with International Accounting Standard 34, “Interim Financial Reporting.” Certain information and disclosures normally included in the unaudited condensed consolidated interim financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”) have been condensed or omitted. Our consolidated financial statements are presented in Renminbi, or RMB. For the convenience of the reader, we have translated information in the tables below presented in RMB into U.S. dollars at the rate of RMB7.2258 to USD1.00, the exchange rate set forth in the China Foreign Exchange Trade System on June 30, 2023. These translations should not be considered representations that any such amounts have been, could have been, or could be converted into U.S. dollars at that or any other exchange rate as of that or any other date.

Unless otherwise indicated or the context otherwise requires, all references in this section to the terms “Company,” “we,” “us,” “our,” “our company” and “Connect Biopharma” refer to Connect Biopharma Holdings Limited, together with our direct and indirect wholly owned subsidiaries.

The Company cautions that statements included in this report that are not a description of historical facts are forward-looking statements. Words such as “may,” “could,” “will,” “would,” “should,” “expect,” “plan,” “anticipate,” “believe,” “estimate,” “intend,” “predict,” “seek,” “contemplate,” “look forward,” “potential,” “continue” or “project” or the negative of these terms or other comparable terminology are intended to identify forward-looking statements. These statements include the Company’s plans to advance the development of its product candidates, the timing of achieving any development or regulatory milestones, and the potential of such product candidates, including to achieve any benefit or profile or any product approval. The inclusion of forward-looking statements shall not be regarded as a representation by Connect Biopharma that any of its plans will be achieved. Actual results may differ from those set forth in this report due to the risks and uncertainties inherent in the Connect Biopharma business and other risks described in the Company's filings with the SEC, including the Company’s Annual Report on Form 20-F filed with the SEC on April 11, 2023, and its other reports. Investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof, and the Company undertakes no obligation to revise or update this report to reflect events or circumstances after the date hereof. Further information regarding these and other risks is included in Connect Biopharma's filings with the SEC which are available from the SEC’s website (www.sec.gov) and on Connect Biopharma’s website (www.connectbiopharm.com) under the heading “Investors.” All forward-looking statements are qualified in their entirety by this cautionary statement. This caution is made under the safe harbor provisions of Section 21E of the Private Securities Litigation Reform Act of 1995.

Overview

We are a global clinical-stage biopharmaceutical company developing therapies for the treatment of T cell-driven inflammatory diseases. Our goal is to build a rich pipeline of internally designed, wholly owned small molecules and antibodies targeting other aspects of T cell biology. Our core expertise is in the use of functional cellular assays with T cells to screen and discover potent product candidates against immune targets. Our two most advanced clinical-stage programs include highly differentiated product candidates against validated targets. Our lead product candidate, rademikibart (formerly CBP-201), is an antibody designed to target interleukin-4 receptor alpha, which is a validated target for the treatment of inflammatory diseases such as atopic dermatitis (“AD”) and asthma. The estimated global market for AD was approximately USD 8.5 billion in 2022 and is expected to grow to USD 23.2 billion by 2028, with a compound annual growth rate of 18.2%. We completed a global Phase 2b clinical trial evaluating rademikibart in adult patients with moderate-to-severe AD. We have also completed enrollment of an ongoing pivotal China study in patients with AD and an ongoing global Phase 2 clinical trial in adults with moderate-to-severe persistent asthma. Furthermore, we are developing icanbelimod (formerly CBP-307), a modulator of a T cell receptor known as sphingosine 1-phosphate receptor 1, for the treatment of ulcerative colitis (“UC”) and completed the maintenance phase of a global Phase 2 trial in UC.

Since our inception, we have devoted our resources to developing a differentiated drug discovery approach based on our deep understanding of the immune system and conducting preclinical studies and clinical trials, as well as protecting our intellectual property estate comprising multiple patent families and know-how. Additionally, we have applied resources to business planning and capital raising to develop a pipeline of product candidates. We have funded our operations primarily through equity financing. On March 23, 2021, we completed our initial public offering (“IPO”) for a total cash consideration of approximately USD 219.9 million (before netting underwriting discounts, commissions and listing expenses of USD 15.4 million based on the exchange rate as of the date of the IPO). Proceeds from the IPO were collected in USD. As of June 30, 2023, we had a balance of approximately RMB 950.7 million (USD 131.6 million) in cash, cash equivalents, and short-term investments.

As a research intensive, innovation-focused entity, we have incurred losses and experienced negative operating cash flows since our inception. Our net losses were approximately RMB 401.3 million and approximately RMB 212.0 million (USD 29.3 million) for the six months ended June 30, 2022 and 2023, respectively. As of June 30, 2023, we had accumulated losses of approximately RMB 3.4 billion (USD 468.8 million). We expect to continue to incur significant expenses and operating losses for the foreseeable future as we conduct our ongoing and planned preclinical studies and clinical trials, continue our research and development activities, and seek regulatory approvals for our product candidates, as well as hire additional personnel, obtain and protect our intellectual property and expand our pipeline of product candidates.

As our product candidates move further into clinical development stages, we may receive milestone and other payments from third parties with whom we may choose to collaborate. In addition, we may also receive revenues from product commercialization if we obtain regulatory approval for any of our product candidates. However, even with these sources of revenue and income, we may continue to experience losses and negative operating cash flows and may not be able to fund our late-stage programs without additional fundraisings, licensing or partnership proceeds. Our commencement of any Phase 3 program for rademikibart (formerly CBP-201) is contingent upon securing the partnership or partnerships necessary to fully complete the program. We believe that our existing cash, cash equivalents, and short-term investments noted above will be sufficient to meet our anticipated daily operation needs and capital expenditure requirements for at least the next 12 months.

Key Components of Our Results of Operations

Revenue

We do not currently have any approved products. Accordingly, we have not generated any revenue and do not expect to do so unless we obtain regulatory approval and commercialize any of our product candidates or until we receive revenues from collaborations or other arrangements with third parties, neither of which may occur.

Operating Expenses

Research and Development Expenses

Research and development expenses are primarily related to preclinical and clinical development of our product candidates and discovery efforts. Elements of research and development expenses primarily include (1) expenses related to preclinical testing of our technologies under development and clinical trials such as payments to contract research organizations, investigators and clinical trial sites that conduct the clinical studies, (2) consultant services related to the design of clinical trials and data analysis, (3) payroll and other related expenses of personnel engaged in research and development activities, (4) expenses to develop our product candidates, including raw materials and supplies, product testing, manufacturing services, depreciation, and facility-related expenses, and (5) other research and development expenses. Research and development expenses are charged to expense as incurred when these expenditures relate to our research and development services and have no alternative future uses.

The majority of our third-party expenses have been related to the development of rademikibart and icanbelimod. During the six months ended June 30, 2022 and 2023, we spent RMB 254.9 million and RMB 123.6 million (USD 17.1 million), respectively, in clinical trial related expenses relating to rademikibart, as well as RMB 60.1 million and RMB 13.8 million (USD 1.9 million), respectively, in clinical trial related expenses relating to icanbelimod. We deploy our personnel and facility-related resources across all of our research and development activities. We have substantially increased our research and development expenditures as we continue the development of our product candidates and conduct discovery and research activities for our preclinical programs. Product candidates in a later stage of clinical development generally have higher development costs than those in earlier stages of clinical development, primarily due to the increased size and duration of later stage clinical trials. We expect that our research and development costs will increase as we conduct new and ongoing preclinical studies and clinical trials and manufacture our product candidates.

We cannot determine with certainty the timing of initiation, duration, or completion costs of current or future preclinical studies and clinical trials of our product candidates due to the inherently unpredictable nature of preclinical and clinical development. Preclinical and clinical development timelines, the probability of success and development costs can differ materially from expectations. We anticipate that we will make determinations as to which product candidates to pursue, as well as how much funding is needed to direct to each product candidate on an ongoing basis in response to the results of preclinical studies and clinical trials, regulatory developments and our assessments as to each product candidate’s commercial potential. It is likely that we will need to raise additional capital in the future for commercialization of our products, assuming that we obtain regulatory approval. Our clinical development costs are highly uncertain and may vary significantly based on factors such as:

•
per patient trial costs;
•
the number of trials required for approval;
•
the number of sites included in the trials;
•
the countries in which the trials are conducted;
•
the length of time required to enroll eligible patients;
•
the number of patients that participate in the trials;
•
the drop-out or discontinuation rates of patients;
•
potential additional safety monitoring requested by regulatory agencies;

•
the duration of patient participation in the trials and follow-up;
•
the cost and timing of manufacturing our product candidates;
•
the phase of development of our product candidates; and
•
the efficacy and safety profile of our product candidates.

Any of these variables with respect to the development of our product candidates or any other future candidate that we may develop could result in a significant change in the costs and timing associated with their development. For example, if the FDA, the PRC National Medical Products Administration, or another regulatory authority were to require us to conduct preclinical studies and clinical trials beyond those we currently anticipate will be required for the completion of clinical development, or if we experience significant delays in enrollment in any clinical trials, we could be required to expend significant additional financial resources and time on the completion of our clinical development programs. We may never succeed in obtaining regulatory approval for any of our product candidates.

Administrative Expenses

Administrative expenses primarily include payroll and related expenses for employees involved in general corporate functions including finance, legal and human resources, rental and depreciation expenses related to facilities and equipment used by these functions, professional service expenses, insurance, and other general corporate related expenses.

We expect that administrative expenses will fluctuate due to headcount movement and continue to reflect various professional fees, including audit, legal, regulatory and tax-related services, associated with maintaining compliance with Nasdaq listing and SEC requirements, director and officer insurance premiums, and investor relations costs associated with operating as a public company.

Other Income

Other income consists of government grants and tax incentives received by us. Grants from the government are recognized at their fair value where there is a reasonable assurance that the grant will be received and that we will comply with all requirements. Government grants relating to costs are deferred and recognized in profit or loss over the period necessary to match them with the costs that they are intended to compensate.

Other Gains—Net

Other gains or losses consist of the foreign exchange gains and losses resulting from the settlement of foreign exchange transactions, most of which were denominated in U.S. dollars for the subsidiaries that have functional currency in RMB, and gains or losses from investments recorded at fair value through profit and loss and wealth management products. Non-operating income and losses are recorded in other gains - net.

Finance Income

Finance income is comprised primarily of interest income earned from bank and term deposits that are held for cash management purposes and the interest income from investments recorded at fair value through other comprehensive income.

Finance Cost

Finance cost is mainly comprised of interest for lease liabilities.

Income Taxes

Income tax expense is recognized based on the income tax rates in the following main tax jurisdictions where we operate.

(a) Cayman Islands

We are incorporated in the Cayman Islands as an exempted company with limited liability under the Companies Law of the Cayman Islands. Accordingly, we are exempted from Cayman Islands income tax.

(b) Hong Kong

Hong Kong profits tax rate has been 16.5% since April 1, 2018 when the two-tiered profits tax regime took effect, under which the tax rate is 8.25% for assessable profits on the first HK$2 million and 16.5% for any incremental assessable profits. No Hong Kong profit tax was provided for as there was no estimated assessable profit that was subject to Hong Kong profits tax during the six months ended June 30, 2022 or 2023.

(c) United States

Our subsidiary, Connect Biopharm LLC (“Connect US”), is incorporated in the United States and is a disregarded entity wholly owned by Suzhou Connect Biopharma Co., Ltd. (“Connect SZ”) (before September 2018) and then subsequently by Connect Biopharma HongKong Limited (“Connect HK”), from a tax perspective. During the six months ended June 30, 2022 and 2023, from a U.S. tax perspective, Connect HK is subject to U.S. federal corporate income tax at a rate of 21% and to state income tax in California at a rate of 8.84%, to the extent the income is apportionable to Connect US. Income tax expense recorded for the six months ended June 30, 2022 and 2023 for taxable income generated by Connect US was USD 0.1 million and USD 0.06 million, respectively.

(d) Australia

Our subsidiary, Connect Biopharma Australia PTY LTD (“Connect AU”), is incorporated in Australia. Companies registered in Australia are subject to Australian profits tax on the taxable income as reported in their respective statutory financial statements adjusted in accordance with the relevant Australian tax laws. The applicable tax rate in Australia is 30%. Connect AU had no taxable income for the six months ended June 30, 2022 or 2023, therefore, no provision for income taxes has been provided.

(e) People’s Republic of China ("PRC")

Provision for PRC corporate income tax is calculated based on the statutory income tax rate of 25% on the assessable income of our respective subsidiaries in the PRC in accordance with relevant PRC enterprise income tax rules and regulations. No provision for PRC corporate income tax has been made for the six months ended June 30, 2022 or 2023 as we did not have any assessable profit for the year ended December 31, 2022 and do not expect any assessable profit for the year ending December 31, 2023.

Results of Operations

Comparison of the Six Months Ended June 30, 2022 and 2023

The following table summarizes key components of our results of operations:

	Six Months Ended June 30,
	2022	2023	2023	Change
	RMB’000	RMB’000	USD’000 (1)	RMB’000

Research and development expenses	(340,775)	(185,283)	(25,642)	155,492
Administrative expenses	(71,830)	(56,222)	(7,781)	15,608
Other income	1,584	10,061	1,392	8,477
Other gains - net	9,241	8,168	1,130	(1,073)
Operating loss	(401,780)	(223,276)	(30,901)	178,504

Finance income	1,294	11,837	1,638	10,543
Finance cost	(58)	(72)	(10)	(14)
Finance income - net	1,236	11,765	1,628	10,529

Net loss before income tax	(400,544)	(211,511)	(29,273)	189,033
Income tax expense	(737)	(449)	(62)	288
Net loss	(401,281)	(211,960)	(29,335)	189,321

(1) USD 1.00 = RMB 7.2258.

Research and Development Expenses

Research and development expenses decreased from RMB 340.8 million to RMB 185.3 million (USD 25.6 million) for the six months ended June 30, 2023 compared to that of the same period in 2022. This decrease was driven primarily by decreased clinical trials and drug manufacturing expenses and personnel expenses. Clinical trials and drug manufacturing expenses decreased from RMB 282.7 million to RMB 138.8 million (USD 19.2 million) due to (i) completion of the icanbelimod global Phase 2 program in patients with UC in early 2023, (ii) termination of its rademikibart global Phase 2 program for patients with Chronic Rhinosinusitis with Nasal Polyps (CRSwNP) in 2022 due to enrollment difficulties, and (iii) higher product manufacturing costs incurred during 2022 to enable drug product availability of rademikibart for clinical trials. Personnel expense decreased from RMB 45.5 million to RMB 34.3 million (USD 4.7 million) because of lower share-based compensation expense and a small decrease in the number of clinical operations and development, drug manufacturing, and other research and development employees.

Administrative Expenses

Administrative expenses decreased from RMB 71.8 million to RMB 56.2 million (USD 7.8 million) for the six months ended June 30, 2023, compared to that of the same period in 2022. The decrease in administrative expenses during the six months ended June 30, 2023 was primarily due to (i) RMB 7.2 million (USD 1.0 million) decrease in professional service fees, including accounting, legal, recruiting and other administrative consulting costs, (ii) RMB 5.5 million (USD 0.8 million) decrease in personnel related compensation costs because of lower share-based compensation expense and a small decrease in employees supporting our business operations, and (iii) RMB 2.0 million (USD 0.3 million) decrease in general corporate and director and officer insurance expenses.

Other Income

Other income increased from RMB 1.6 million to RMB 10.1 million (USD 1.4 million) for the six months ended June 30, 2023, compared to that of the same period in 2022. For the six months ended June 30, 2023, the amount consists of RMB 3.7 million (USD 0.5 million) of a Chinese government subsidy for research and development spending and RMB 6.3 million (USD 0.9 million) for a research and development tax incentive from the Australian government. For the six months ended June 30, 2022, the amount consists of RMB 1.3 million (USD 0.2 million) of a Chinese government subsidy for research and development spending and RMB 0.2 million (USD 0.03 million) from the amortization of prior government grants.

Other Gains—Net

During the six months ended June 30, 2023, the Group incurred a write-off of RMB 0.3 million (USD 0.04 million) related to the Company’s termination of its construction project in the PRC and the related repurchase of the land use rights by the Jiangsu Taicang HIDC. During the six months ended June 2022, the Company received an insurance recovery of RMB 1.0 million.

Finance Income—Net

The increase in finance income-net from RMB 1.2 million to RMB 11.8 million (USD 1.6 million) for the six months ended June 30, 2023 is mainly from the interest income from investments recorded at fair value through other comprehensive income.

Liquidity and Capital Resources

Overview

We are a clinical development stage company that has generated no revenues and are exposed to a variety of financial risks including liquidity risks. We have incurred significant losses and negative cash flows from operations since our inception. As of June 30, 2023, we had accumulated losses of RMB 3.4 billion (USD 468.8 million), and we expect to continue to incur significant losses for the foreseeable future. As of June 30, 2023, we had cash and cash equivalents, and short-term investments of approximately RMB 950.7 million (USD 131.6 million). The principal sources of funding have historically been continuous cash contributions from equity, including our IPO that we completed in the first half of 2021 for total cash consideration of USD 219.9 million based on the exchange rate as of the date of the IPO. We believe, based on our current operating plan and expected expenditures, that our existing cash, cash equivalents, and short-term investments will be sufficient to meet our anticipated cash and capital expenditure requirements for at least the next 12 months and meet the requirements of a going concern.

Cash Flows for the Six Months Ended June 30, 2022 and 2023

The following table summarizes our cash flows for the periods indicated:

	Six Months Ended June 30,
	2022	2023	2023
	RMB’000	RMB’000	USD’000 (1)
Cash Flow Data
Net cash used in operating activities	(342,457)	(215,466)	(29,819)
Net cash (used in) / generated from investing activities	(491,331)	237,391	32,853
Net cash generated from / (used in) financing activities	228	(903)	(125)
Net (decrease) / increase in cash and cash equivalents	(833,560)	21,022	2,909

(1) USD 1.00 = RMB 7.2258.

Operating Activities

During the six months ended June 30, 2023, net cash used in operating activities was RMB 215.5 million (USD 29.8 million), primarily due to our net loss of RMB 211.5 million (USD 29.3 million), offset by adjustments of RMB 7.9 million (USD 1.1 million) and negative working capital change in our operating assets and liabilities of RMB 11.9 million (USD 1.6 million). The adjustments consisted primarily of the investment income from investments at fair value through other comprehensive income of RMB 9.0 million (USD 1.2 million), share-based compensation expense of RMB 16.1 million (USD 2.2 million), the net foreign exchange gain of RMB 3.4 million (USD 0.5 million), and depreciation and amortization expense of RMB 3.5 million (USD 0.5 million). The negative working capital change in operating assets and liabilities was primarily due to an increase in other receivables and prepayments of RMB 3.2 million (USD 0.4 million) driven by prepayments to the clinical trials related vendors for icanbelimod and rademikibart, an increase in other non-current assets of RMB 3.6 million (USD 0.5 million) due to deductible value-added tax ("VAT") which can offset against future VAT payables, a decrease in other payables and accruals of RMB 1.9 million (USD 0.3 million), and a decrease in deferred income of RMB 3.4 million (USD 0.5 million).

During the six months ended June 30, 2022, net cash used in operating activities was RMB 342.5 million, primarily due to our net loss of RMB 401.3 million, offset by adjustments of RMB 21.8 million and positive working capital change in our operating assets and liabilities of RMB 36.2 million. The adjustments consisted primarily of the investment income from investments and wealth management products of RMB 1.6 million, share-based compensation expense of RMB 27.9 million, the net foreign exchange gain of RMB 7.8 million, and depreciation and amortization expense of RMB 3.3 million. The positive working capital change in operating assets and liabilities was primarily due to a decrease in other non-current assets of RMB 13.2 million reflecting the collection of deductible VAT receivable, an increase in other payables and accruals of RMB 2.8 million, and an increase in trade payables of RMB 21.8 million due to timing of payments on outstanding payables and increases in research and development activities related to clinical trials for icanbelimod and rademikibart. These were offset by an increase in other receivables and prepayments of RMB 1.5 million driven by prepayments to the clinical trials related vendors for icanbelimod and rademikibart and preparation for the production of rademikibart to be used in future clinical trials.

Investing Activities

During the six months ended June 30, 2023, net cash generated from investing activities of RMB 237.4 million (USD 32.9 million) was primarily related to the maturity of financial assets at fair value through other comprehensive income of RMB 454.0 million (USD 62.8 million), partially offset by the purchase of financial assets at fair value through other comprehensive income of RMB 214.6 million (USD 29.7 million).

During the six months ended June 30, 2022, net cash used in investing activities of RMB 491.3 million was primarily related to the purchase of financial assets of RMB 521.2 million, the purchase of property, plant and equipment of RMB 11.3 million, partially offset by the proceeds from the disposal of financial assets of RMB 42.0 million.

Financing Activities

During the six months ended June 30, 2023, net cash used in financing activities was RMB 0.9 million (USD 0.1 million), primarily resulting from principal payments of lease liabilities of RMB 1.1 million (USD 0.1 million).

During the six months ended June 30, 2022, net cash generated from financing activities was RMB 0.2 million, primarily resulting from the proceeds received from the exercise of stock options partially offset by payments made for lease liabilities.

Exhibit Index

Exhibit No.	Description

99.1	Press Release Dated September 12, 2023
101.INS†	Inline XBRL Instance Document
101.SCH†	Inline XBRL Taxonomy Extension Schema Document
101.CAL†	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF†	Inline XBRL Taxonomy Definition Linkbase Document
101.LAB†	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE†	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

† Filed herewith.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: September 12, 2023	CONNECT BIOPHARMA HOLDINGS LIMITED

	By	/s/ Steven Chan
Name: Steven Chan
Title: Chief Financial Officer